SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o Wanda

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ☒          Form 40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes      ☐          No      ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes      ☐          No      ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes      ☐          No      ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp: Quarterly results for the period January-March 2008” dated on April 25, 2008.

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

São Paulo, April 25, 2008

Quarterly Results 2008

January – March

Results January – March 2008 TELESP  1

HIGHLIGHTS

Trio Telefônica launched by the company on August, 2007 is a bundled offer of PayTV, Broadband and Local calls services. Offered in all company’s concession area, this product is a differentiated option in the market due to its flexibility in composing bundles of TV and speeds in broadband services. The customer can also choose mini-bundles, divided by channels genre, such as documentary, kids, variety, action, world and movies. In October 2007, the company launched bundles with GloboSat content and celebrated a commercial and operational agreement with TVA, strengthening and extending even more the integrated offer of PayTV.

“Posto de Trabalho Informático” – launched in 2007, is offered to the corporate segment as a solution for infra-structure of Information Technology customized for the customer. Through a monthly fee payment, Telesp offers a bundle composed by voice, data, broadband, network management and equipments for small, medium and big clients. The bundled offer of Information Technology and communication services is one of the company’ strategic pillars in the corporate segment.

Broadband is currently offered through ADSL and MMDS technologies under the brands “Speedy” and “Ajato”, respectively. In the 1Q08 reached 2,165,980 clients, a 4.7% increase over 4Q07. When compared to March 2007, the growth was of 477 thousand accesses or 28.2%, in line with the upward trend of last quarters. Investments in broadband are the Company’s priority and reinforce Telesp’s commitment to its clients in improving the offer and quality of products and services, allowing a service even better and becoming even more competitive. Following this strategy, the company launched, as a pioneer offer, internet access trough Fiber Optic (Fiber to the Home – FTTH) with speedy capacity of 8, 16 and 30 Mb.

BROADBAND CLIENTS EVOLUTION

(Thousands)

(*)	Includes MMDS and ADSL clients

Alternative Plans for Fixed Telephony – The alternative plans for fixed telephony makes more profitable the existing installed capacity, makes clients loyal and serves each time better the different market segments with more adequate choices for access to fixed telephony. In the 1Q08, the base of Alternative Plans represented 48% of the total lines in service. The Plans of Minutes, which offer progressive discounts depending on the contracted volume of minutes, are commercialized under versions for fixed-to-fixed, fixed-to-mobile and intra-state long distance calls.

Results January – March 2008 TELESP  2

EVOLUTION OF THE ALTERNATIVE PLANS FOR FIXED TELEPHONY

(Thousands of Lines)

The net operating revenues for the 1Q08 totaled R$3,843.7 million and when compared to the R$3,706.6 million reached in the same period of the previous year, presented an increase of R$137.1 million or 3.7%. This figure is mainly due to the growth of the Speedy service, the growth in DLD revenues, the launch in 2007 of the PayTV service and also the performance of others revenues, among these the “posto de trabalho informático” and network digital services. These effects were partially offset by a reduction in local service revenues, ILD and monthly subscription fee this last one mainly due to the decrease of the average lines in service and an increase of the alternative plans for fixed telephony which have a lower monthly subscription fee.

When comparing the 1Q08 with the 4Q07, is shown a increase of R$107.2 million or 2.9%, mainly explained by a increase in DLD revenues, the growth in Speedy services and PayTV and the increase of monthly subscription fee revenues, been partially offset by the decrease of public telephony and local service.

The EBITDA margin for 1Q08 was 39.6%, a decrease of 2.9 p.p. when compared to the same period of the previous year. This effect is mainly explained by a decrease in local service revenues and an increase in interconnection expenses. When comparing the 1Q08 with the 4Q07, a decrease of 1.0 p.p. is shown mainly justified by commercial promotions and a decrease in public telephony revenues. Is important to note that currently some new products still present pressure under their margins because it haven’t achieved appropriate scale level yet.

Net income in the 1Q08 reached R$4,490.3 million, a decrease of R$102.5 million or 17.3% when compared with the same period of the previous year. Not considering the effect of land sales occurred in the 1Q07, the net income would be in line when compared with 1Q07.

The consolidated Capex for 1Q08 was R$413.0 million, presenting a increase of 17.6% when compared to the same period of the previous year. This figure is in line with Telefónica strategy of investing in the network modernization and expansion to offer communication services of voice, data and video. It is important to note the significant changes on Capex’s mix, currently focused on broadband and new services.

Results January – March 2008 TELESP  3

INVESTMENTS EVOLUTION

The total net indebtedness of the Company in the 1Q08 was R$2.0 billion, 6.2% higher than in the 1Q07 mainly explained by the payment of participation’s acquisition on Navytree’s capital stock Is important to note that besides an increase of the company’s net indebtedness, it remains under 0.5x the EBITDA value.

NET FINANCIAL DEBT

(Million R$)

	March '08	December '07	March '07
Short-term Debt	(443.5)	(806.1)	(1,890.8)
Long-term Debt	(2,386.0)	(2,503.0)	(166.4)
Total Debt	(2,829.5)	(3,309.2)	(2,057.3)
Gains / losses with Derivative Operations	(80.7)	(357.2)	(315.1)
Debt (post-Derivative Operations)	(2,910.1)	(3,666.4)	(2,372.3)
Cash	897.8	933.3	478.4
Net Debt	(2,012.3)	(2,733.1)	(1,894.0)

DEBT EVOLUTION

(Million R$)

The alteration of the debt profile in the 3Q07 is due to the debentures renegotiation on September 01, 2007, maturing on September 01, 2010.

Results January – March 2008 TELESP  4

REVENUES HIGHLIGHTS

Gross Operating Revenue in the 1Q08 reached R$5,556.8 million, representing an increase of R$216.0 million or 4.0% compared to the same period of the previous year. When comparing the 1Q08 x 4Q07, a increase of R$290.0 million, or 5.5% is shown.

EVOLUTION OF GROSS OPERATING REVENUES FROM THE 1Q07 TO THE 1Q08

(R$ Million)

EVOLUTION OF GROSS OPERATING REVENUES FROM THE 4Q07 TO THE 1Q08

(R$ Million)

The changes are explained as follows:

Monthly Subscription Fee: reached R$1,382.7 million in the 1Q08, representing a decrease of R$65.5 million or 4.5% when compared to the same period of the previous year. This effect is mainly explained by the decrease in average lines in service and by the increase in the alternative plans for fixed telephony which are offered with lower monthly fees. When comparing the 1Q08 x 4Q07 a increase of R$22.7 million or 1.7% is shown, mainly explained by the increase of DDR plant (Discagem direta a Ramal) that serves small companies.

Installation Fee: reached R$30.7 million in the 1Q08, representing an increase of R$5.7 million or 23.1% when compared with the same period of the previous year. This effect is explained by the rise in alternative plans and the tariff adjustment of 2.2% as of July, 2007. When comparing the 1Q08 x 1Q07, the value remains practically stable.

Local Service: totaled R$617.9 million in the 1Q08, presenting a decrease of R$196.0 million or 24.1% when compared to the same period of the previous year. This effect is mainly explained by DUOs and TRIOs bundles sales which offer flat tariffs with local unlimited calls, decreasing the exceeding traffic. This effect is partially offset by the tariff adjustment as of October, 2007. When comparing the 1Q08 x 4Q07, an R$9.5 million or 1.5% decrease is noted justified, mainly, by the DUOs and TRIOs bundles sales.

Results January – March 2008 TELESP  5

DLD: totaled R$947.5 million in the 1Q08, presenting an increase of R$122.8 million or 14.9% when compared to the same period of the previous year. When comparing 1Q08 x 4Q07, an increase of R$192.6 million or 25.5% is shown. These variations are explained by the rise of the company’s market share and a higher SMP traffic through the increase of the “15” use as a consequence of the increase of the mobile telephony market. Besides, a positive impact is noted due the tariff adjustment as of July, 2007. These effects were partially offset by a reduction of outgoing fixed traffic.

Fixed-to-mobile revenues: reached R$1,066.4 million in the 1Q08, an increase of R$64.7 million or 6.5% when compared to the same period of the previous year. This effect is mainly explained by the growth of mobile operator base that presented a positive impact VC1, VC2 and VC3 traffic. When comparing 1Q08 x 4Q07, an increase of R$40.1 million or 3.9% is shown, justified by the same aforesaid reasons.

ILD: reached R$35.9 million in the 1Q08, a decrease of R$1.8 million or 4.9% when compared to the same period of the previous year. This effect is explained by the decrease of traffic and promotional campaigns during 2007. When comparing 1Q08 x 4Q07, an increase of R$5.1 million or 16.5% is shown. This effect is explained by a significant increase of the company’s market share.

Interconnection Revenues: totaled R$109.3 million in the 1Q08 and, when compared to the same period of the previous year, an increase of R$6.2 million or 6.1% is shown. When comparing the 1Q08 x 4Q07, an increase of R$5.3 million or 5.1% is presented. These effects were chiefly caused by new contracts firmed by the company and a traffic increase between the incumbents as a consequence of the Telecommunication’s market growth.

Public Telephony: reached R$112.7 million in the 1Q08, presenting an increase of R$1.5 million or 1.3% when compared to the same period of the previous year. This effect is mainly motivated by the tariff adjustment as of July, 2007.When comparing the 1Q08 x 4Q07 a decrease of R$36.6 million or 24.5% is observed mainly motivated by lower card phone’s sales.

Data Transmission: reached R$870.6 million in the 1Q08, an increase of R$180.0 million or 26.1% when compared to the same period of the previous year. When comparing the 1Q08x4Q07, an increase of R$46.1 million or 5.6% is shown. These effects are explained by the growth of the “Speedy” service, in line with the upward trend of last quarters.

Infrastructure rental: totaled R$81.3 million in the 1Q08, a rise of R$5.6 million or 7.5% when compared with the same period of the previous year. This effect was mainly explained by the increase of retiled circuits’ volume, due the growth of telecommunication’s industry. When comparing the 1Q08 x 4Q07, revenues declined R$6.2 million or 7.1% mainly due to the decision of pending issues with other incumbents during 4Q07.

PayTV: launched on August 12, 2007, this service reached R$67.5 million in the 1Q08, an increase of R$17.1 million or 33.8% when compared with the 4Q07. It includes TV services through Satellite (DTH) and MMDS (Multichannel Multipoint Distribution Service), this last one as a result of Navytree’s acquisition in the 4Q07. In the end of the 1Q08, the company reached 281,684 clients, an increase of 22.0% when comparing with the 4Q07.

Others: reached R$234.2 million in the 1Q08, presenting an increase of R$25.3 million or 12.1% when compared to the same period of the previous year. When comparing 1Q08 x 4Q07, an increase of R$13.7 million or 6.2% is registered. These effects were chiefly explained by network and equipments managing (“Posto de Trabalho Informático”), by the increase of the customer base that possess calls identification’s service (Detecta) and by the selling of infra-structure equipments.

Results January – March 2008 TELESP  6

OPERATING EXPENSES HIGHLIGHTS

Operating Expenses in the 1Q08 reached R$2,320.9 million and when compared to the same period of the previous year, registered an increase of R$191.0 million or 9.0%. When comparing the 1Q08 x 4Q07, it was recorded an increase of R$102.9 million or 4.6%. These variations are explained as follows:

Personnel expenses reached R$216.9 million in the 1Q08, a decrease of R$12.9 million or 5.6% when compared with the same period of the previous year. When comparing the 1Q08 x 4Q07, it was recorded a decrease of R$48.2 million or 18.2%. These effects reflect part of the expenses’ reduction plan related to the Program of Organizational Restructuring that happened in 2007.

Administrative expenses totaled R$1,854.7 million in the 1Q08, showing a raise of R$131.3 million or 7.6% when compared to the same period of the previous year. When comparing 1Q08 x 4Q07, an increase of R$16.9 million or 0.9% is shown.

The changes are mainly explained as follows:

Supplies totaled R$43.0 million in the 1Q08, presenting an increase of R$7.2 million or 20.1% when compared to the same period of the previous year. When comparing the 1Q08 x 4Q07, an increase of R$0.8 million or 2.0% is shown. These effects are mainly explained through the increase in the cost of sales related to PayTV.

Outsourcing expenses totaled R$733.8 million in the 1Q08, presenting a raise of R$36.3 million or 5.2% when compared to the same period of the previous year. This effect is mainly due to an increase of cobilling expenses, customer service, marketing and TV contents. When comparing the 1Q08 x 4Q07, the value remains almost stable.

Interconnection expenses reached R$961.3 million in the 1Q08 and when compared to same period of 2007, present an increase of R$58.7 million or 6.5%. This effect is mainly explained by an increase in the SMP traffic with the “15” (selection code of the operator) and by the readjustment of 2.25% in VUM on July, 2007. When comparing the 1Q08 x 4Q07, an increase of R$10.7 million or 1.1% is shown, due to the same aforesaid reasons.

Other Expenses reached R$116.7 million in the 1Q08, presenting an increase of R$29.0 million or 33.1% when compared to the same period of the previous year, due to the increase of network rental expenses of infrastructure for last-mile call termination and post and ducts rental. When comparing the 1Q08 x 4Q07, an increase R$1.8 million or 1.6% is presented, due the same aforesaid reasons.

Taxes totaled R$109.6 million in the 1Q08, recording a decrease of R$1.0 million or 0.9% in comparison to the same period of the previous year. This effect was mainly explained by lower expenses with FISTEL. When comparing 1Q08 x 4Q07, an increase of R$5.6 million or 5.4% is shown, mainly due an increase of FUST contribution.

Provisions reached R$132.7 million in the 1Q08, a decrease of R$7.8 million or 5.6% when compared to same period of the previous year. When comparing 1Q08 x 4Q07, a decrease of R$32.1 million or 19.5% is registered. These effects reflect the success of the commercial policy during 2007 issuing the improvement the customer base profile.

Investment gains (losses) recorded a positive result of R$8.9 million in the 1Q08, and in the same period of 2007 registered a negative result of R$1.5 million. When comparing 1Q08 x 4Q07 a positive variation of R$7.2 million was registered. These variations are justified by the foreign exchange rate effect in the equity accounting of the subsidiary Aliança Atlântica besides the effect in the equity accounting of minority interest on Cable TV Operators.

Other operating revenues (expenses) in the 1Q08 recorded a negative net variation of R$91.8 million when compared with the same period of 2007. Such behavior is mainly justified by the provision of values under discussion with the regulator organ and other expenses. When comparing 1Q08 x 4Q07, a negative variation of R$167.8 million due the provision of values under discussion with the regulator organ and partial INSS provision reversion in the 4Q07 of R$101.0 million increasing the comparative basis.

Results January – March 2008 TELESP  7

OTHER HIGHLIGHTS

Depreciation in the 1Q08 reached R$692.9 million, an increase of R$21.8 million or 3.3% when compared to the same period of the previous year. This effect is mainly explained by the premium amortization of Navytree acquisition and by an increase of modem obsolescence. When comparing 1Q08 x 4Q07, the value remains almost stable.

Operating Financial Revenues / (Expenses) (excluding IONW): the financial result improved R$24.1 million or 28.1% when comparing the 1Q08 x 1Q07, partly justified by the extinction of CPMF and a higher cash generation. When comparing 1Q08 x 4Q07, the financial result increased R$9.9 million or 13.8%, also impacted by the extinction of CPMF and lower cost of indebtedness.

Non-Operating Revenues (Expenses) in the 1Q08 recorded a positive result of R$12.9 million, resulting in a decrease of R$88.4 million when compared to same period of the previous year, due to the sale of assets, mainly by land sold in the 1Q07. When comparing 1Q08 x 4Q07, an increase of R$6.3 million is observed mainly due to higher earnings with permanent asset sales.

Loans and Financing: On March 31, 2008, the Company had R$507 million in loans and financing denominated in foreign currency (R$943.3 million on December 31, 2007), from which R$375.9 million were raised at fixed interest rates (R$784.7 million on December 31, 2007), and R$131.1 million were raised at variable interest rates (Libor) (R$158.6 million on December 31, 2007). In order to be protected against exchange risk and variable interest rates of these loans denominated in foreign currency, the Company contracted hedge transactions to peg these debts to the local currency, with floating interest rates indexed to the CDI, thus the indebtedness of the Company is only affected by fluctuations on this rate. On March 31, 2008, 99.3% of financial debt denominated in foreign currency (100% on December 31, 2007) was covered by active positions in hedge transactions (Swap to “CDI”) which reported a consolidated net positive result of R$34.2 million, while a liability of R$80.7 million was recorded on March 31,2008 to acknowledge the net position of derivatives in such date. The position in loans and financing also includes the value of the debentures issued in 2004, renegotiated on September 01, 2007, paying interests based on the variation of the CDI rate + fixed spread, in the amount of R$1,512.3 million (R$1,512.4 million on December 31, 2007) and the value of R$810.1 million in financing with BNDES – Banco Nacional de Desenvolvimento Econômico e Social (R$809.3 million on December 31, 2007)

To reduce the exposure of the local interest rate (CDI), the Company invests the balance of cash and cash equivalents (financial instruments) of R$897.1 million (R$348.6 million on December 31, 2007), mainly in short-term instruments, based on the variation of the CDI.

The Company also has swap trades “CDI x pré” to partially cover fluctuations from domestic interest rates. On March 31, 2008, such trades, which had a contracted volume of R$50.0 million (R$810.0 million on December 31, 2007) reached a net positive consolidated result of R$1.9 thousand, being this temporary gain recorded in the income statement. In addition, the company has “swap” operations – CDI + spread x %CDI, in the amount of R$1.5 billion, to cover the fixed debentures spread, which generate a positive result of R$21 thousand.

CORPORATE EVENTS

CAPITAL STRUCTURE COMPOSITION

AS OF MARCH 31 , 2008

Telesp	Common	Preferred	Total
Controlling Company	144,462,997	300,749,850	445,212,847
	85.57%	89.13%	87.95%
Minority shareholders	24,146,294	36,482,339	60,628,633
	14.30%	10.81%	11.98%
Treasury shares	210,579	185,213	395,792
	0.12%	0.05%	0.08%
Total number of shares	168,819,870	337,417,402	506,237,272

Capital stock - in thousands of R$ (as of 12/ 31/ 07):	6,575,198
Book Value per share (R$):	20.54
Capital stock - in thousands of R$ (as of 03/ 31/ 08):	6,575,198

Results January – March 2008 TELESP  8

Debentures – On September 03, 2004, the Company announced a Public Offering of Securities and the activation, within the Program’s parameters, of the First Issuance of Telesp’s debentures. The Offer consisted of the issuance of 150,000 not convertible debentures, of unsecured type, with face value of R$10 thousand per unit, totaling the amount of R$1.5 billion, in single tranche, maturing on September 01, 2010. The debentures conditions were renegotiated on September 01, 2007, end date of the first validity Remuneration period, and the second period also began in that date with closing foreseen to September 01, 2010, the debentures’ maturity date. The debenture bears interest on a quarterly basis payment, of the accumulated average rates of the interbank interest rate of one day (DI rate), capitalized by a spread of 0.35% per year, calculated and disclosed by the Custody and Settlement – CETIP since the renegotiation date.

BNDES Loan – On October 10, 2007, the National Bank of Economic and Social Development (BNDES) approved a loan of R$2.0 billions for Telesp. Part of the resources that has already been released is being applied in the network modernization and expansion of services of voice, data and video.

Corporate Events in 2007

a) Acquisition of Navytree Participações S.A. – In accordance with the relevant fact published on October, 31, 2006, the Society celebrated with Grupo Abril several contractual relations of commercial and operational disposition. It was foreseen the acquisition: (i) 100% of the MMDS (Multichannel Multipoint Distribution Service) and broadband operations, and (ii) participation in the company’s capital stock, at the limit of the effective law and regulation, of TV and cable operators controlled by Grupo Abril inside and outside São Paulo’s State.

On October 31, 2007, ANATEL concluded the process of regulatory analysis between Grupo Abril and Telesp and approved the transaction. The process will be analyzed by CADE (Administrative Council of Economic Defense) under the competitive point of view. The final amount of acquisition of 100% of the Navytree capital stock was R$909.1 million.

b) Increase on Navytree Participações S.A.’s Equity – On February 29, 2008, the company increased the Navytree’s capital with stocks of A.Telecom equity. With this operation, A.Telecom became an integral subsidiary of Navytree.

Results January – March 2008 TELESP  9

DIVIDENDS AND INTEREST ON OWN CAPITAL

IONW - On December 10, 2007, the Board of Directors of the Company approved, “ad referendum” of the General Shareholders’ Meeting, the distribution of interests on own capital, to the shareholders who held common and preferred shares on the market close of December 28, 2007 in the amount of R$211 million withholding income of 15%, resulting in a net interest of R$179.35 million. After this day, Telesp’s shares were considered as ex-interest on own capital. The payment will be as of December 22, 2008 in accordance to the statement bellow:

INTEREST ON OWN CAPITAL - FISCAL YEAR 2007

(Amount per share - R$)

	Immune or Exempt Legal Entities	Income Tax Withhold (15%)	Taxed Legal Entities and Individual
Common Shares	0.391055	0.058658	0.332397
Preferred S hares (*)	0.430161	0.064524	0.365637

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company's bylaws.

Dividends - On March 26, 2008, the Telesp’s General Shareholders’ Meeting approved the distribution of dividends based on the balance of accumulated earnings, dividends and interests on own capital prescribed in the Fiscal year of 2007, reported in the annual balance sheet of the Company, dated as of December 31, 2007 in the amount of R$350.9 million to the shareholders who held shares in the Company’s registry book on the market close of March 26, 2008. As of March 27, 2008, inclusive, the shares were considered as ex-dividends. The payment will start until December 22, 2008, in accordance to the statement below:

DIVIDENDS - FISCAL YEAR 2008

(Amount per share - R$)

	Common	Preferred (*)
Amount per share - R$	0.650410	0.715451
(*) 10% higher than the dividend granted to each common share, in accordance with article 7 of the Company's bylaws.

Results January – March 2008 TELESP  10

ADDITIONAL NOTES

CVM Edict # 371 – pension plan accounting procedures. The Company registered the liabilities related to pension plans according to the Edict CVM # 371 published on December 13, 2000. The actuary valuation of the pension plans was executed in December 2007 and 2006, based on the participants’ registry book as of August 2007 and September 2006, respectively, being adopted the unitary credit method and immediately registered the actuary gains and losses for each fiscal year. The assets of the pension plans are positioned on December 31, 2007 and November 30, 2006, respectively, and for the cases of multi-sponsored plans (PAMA and PBS-A), the division of their assets was done based on the Company’s liabilities relative to the total liabilities of the pension plan. The total value of the registered liability on March 31, 2008, was of R$98.2 million.

New interconnection rules: in accordance to the Concession Contract renewal, the new interconnection rules prevailing as of January 1, 2007, limit the TU-RL tariff up to 40% of the value per minute.

Migration Pulse/Minute: on March, 31, 2007, Telesp started the collection migration process from pulse to minute, according to the Concession Agreement’s renewal which was completed on July, 31, 2007. Besides the basic plan, there is the PASOO (Alternative Plan of Compulsory Offer). Follows the main differences between these plans:

	Basic Plan	PASOO
Monthly subscription fee	R$38.80	R$38.80
Residential Franchise	200 minutes	400 minutes
Commercial Franchise	150 minutes	360 minutes
Normal Period (pick time)
To complete the call (inside the franchise)	None	4 minutes
Tariff to complete the call (exceeding usage)	None	R$0.14995
Tariff of exceeding usage (per minute)	R$0.09767	R$0.03747
Minimum time to tariff	30 seconds	None
Time to tariff	6 seconds	6 seconds
Calls billables	> 3 seconds	All
Reduced period (off pick time)
Tariff to complete the call (inside the franchise)	2 minutes	4 minutes
Tariff to complete the call (exceeding usage)	R$0.19534	R$0.14995

Fixed-to-Fixed Tariff Increase – On July 17, 2007, through Edicts #66028 and #66031, Agência Nacional de Telecomunicações - Anatel approved the tariff adjustment of the Switched Fixed Telephony Service - STFC, according to the criteria established in the concession contracts for Local and Domestic Long Distance Services, effective from July 20, 2007. The following readjustments were applied equally to the Local and DLD, in other words, 2.21%. However, worried about the total transparency over the process of local calls conversion from pulses to minutes, the Company postponed, in a promotional disposition, the implementation of the tariff adjustment over local pulses and minutes to October 01, 2007.

Fixed-to-Mobile Tariff Increase – On July 17, 2007, through Edict #66029, Agência Nacional de Telecomunicações - Anatel approved the 3.29% tariff adjustment for the fixed-to-mobile calls (VC1, VC2 and VC3) throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. On the same date, Anatel approved the readjustment of the fixed-to-mobile interconnection rate (VUM) related to the VC1, VC2 and VC3 in 2.25%. The readjustments were effective as of July 20, 2007.

Results January – March 2008 TELESP  11

HISTORICAL SUMMARY

Since November 30, 1999 and due to a corporate restructuring, Telecomunicações de São Paulo S.A. - TELESP is the new name of Telesp Participações S.A., a corporation organized under the laws of the Federal Republic of Brazil, formed upon the spin off of Telecomunicações Brasileiras S.A., on May 22, 1998. TELESP is the main provider of fixed line public telecommunications services in the Brazilian state of São Paulo. The Brazilian Government sold its stake in TELESP PARTICIPAÇÕES, thus privatizing the Company, on July 29, 1998.

In December 1999, Telecomunicações de São Paulo S.A. - TELESP acquired voting and non-voting shares of Centrais Telefônicas de Ribeirão Preto S.A. - CETERP. The CETERP cellular operating division was sold afterwards. The tender offer to exchange the shares of the Company by BDRs (Brazilian Depositary Receipts) representative of the shares of Telefónica, S.A. was concluded on June 30, 2000.

On August 03, 2000, the wholly owned subsidiary Telefônica Empresas S.A. was created, whose corporate goal is to render switched package network services. On November 24, 2000, the Company completed the capital increase on its fully owned subsidiary in local currency and through the valuation of the assets related to the switched package network services, including the transfer of the authorization to render that service.

On January 30, 2001, Telefônica Data Brasil Holding S.A. was created, resulting of the partial spin-off of the Company’s net equity. This equity was represented by the investment in the fully owned subsidiary Telefônica Empresas S.A. and accounts receivable. The purpose of the creation of Telefônica Data Brasil Holding S.A. was the segregation of the operating activities related to the switched package network services, due to the administrative and operating restructuring in the year 2000.

TELESP’s business, services and tariffs have been regulated by ANATEL (Agência Nacional de Telecomunicações) since June 16, 1997, according to various decrees, decisions, plans and regulatory measures.

TELESP became the first operator to file the corresponding information of the accomplishment of ANATEL’s targets. ANATEL has already granted the license to permit Telesp to offer domestic and international long distance services to its customers, and also to extend its business out of its concession area (São Paulo) to the whole country. The international long distance services started to be deployed on May 7, 2002 while the domestic long distance services were not being rendered in that period due to a legal injunction. For the same reasons, the domestic long distance services started to be deployed on July 29, 2002.

The Board of Directors of ANATEL, on its 240th meeting held on January 29, 2003 granted Telecomunicações de São Paulo S.A. - Telesp the authorization to exploit the Multimedia Communications Service (SCM) nationwide. The Company may offer voice and data services through points of presence, composed of networks and telecommunication circuits.

On July 06, 2003, the mobile telephony operators started to implement the long distance carrier selection (CSP). It enables the client to determine the long distance carrier for each domestic long distance call (VP2 and VP3) or international call, according to the SMP – Mobile Personal Service rules. Consequently, the Company started to acknowledge the revenues from said services and, at the same time, started to pay to the mobile telephony operators for the use of their networks.

On September 04, 2004, the rules established in Resolution #373 of Anatel (National Telecommunications Agency), dated as of June 03, 2004, were implemented. This Resolution deals with the reconfiguration of the local areas for the Switched Fixed Telephony Service - STFC. As a consequence, all calls, previously billed as domestic long distance DC level (Áreas Conurbadas), are now billed as local calls.

Results January – March 2008 TELESP  12

On December 04, 2004, the phase II of the rules established in Resolution #373 of Anatel (National Telecommunications Agency), dated as of June 03, 2004, was implemented. This modification involved 25 municipalities, distributed into 9 different groups. The calls among the municipalities within each group will be billed as local calls. Previously, such calls were billed as domestic long distance, levels 1 and 2.

On December 24, 2004, the Company acquired the control of Santo Genovese Participações Ltda., controller of Atrium Telecomunicações Ltda. (“Atrium”), company dedicated to the management of the rendering of telecommunication services. The operation allowed the Company to increase its offer to the domestic market with services that have greater value added, through the management of the rendering of telecommunication services.

On December 31, 2005, the concession contract for the STFC expired. On December 22, 2005, this concession contract was extended for a period of 20 years, while it can be modified on December 31, 2010, December 31, 2015 and December 31, 2020. This condition allows Anatel to establish new conditions and new targets for universalization and quality, taking into consideration the conditions in place by that time.

Every two years for the 20-years period of the new contracts, the public regime companies will have to pay a renewal tax equivalent to 2% of the revenues of the STFC of the previous year of the payment, net of applicable taxes and social contributions. Since 2006, the Company has been provisioning the concession renewal rate by competence regime. Considering that this rate is connected to two periods, the Company will register as costs of the rendered services 1% of the annual net revenues of each period. The first payment of the bi-annual tax took place on April 30, 2007, based on the net incomes of STFC 2006. The next payment is foreseen for April 30, 2009 based on the net incomes of STFC 2008.

On July 28, 2006, the corporate restructuring involving the activities of the Multimedia Communication Services (SCM), through the merger of TDBH into Telesp and partial spin-off of Telefônica Empresas, was finalized. The process also includes the transfer to Telesp of the assets and activities of the SCM in the regions in which such service is already rendered by Telesp.

On March 14, 2007 ANATEL conceded to A.Telecom S.A. one license to offer Pay TV through satellite (Direct to Home – DTH). DTH is a special type of service of Pay TV that uses satellites for the direct distribution of television and audio signs for the subscribers. The launch of the commercial operation occurred on August 12, 2007.

On October 31, 2007, ANATEL concluded the process of regulatory analysis between Grupo Abril and Telesp involving the acquisition of 100% of the MMDS (Multichannel Multipoint Distribution Service) and broadband operations, and participation in the company’s capital stock, at the limit of the effective law and regulation, of TV and cable operators controlled by the Grupo Abril inside and outside São Paulo’s State.

On February, 2008, the company launched a pioneer offer of internet access through Fiber Optic (Fiber to the Home – FTTH) for residential segment on Sao Paulo neighborhood Jardins. Besides the internet connection with speed capacity of 8, 16, 30 Mb, bundles including Wi-Fi, Digital TV and 2,000 minutes of local and intra-state calls, safety bundle, call identifier, technical assistance and specific call center started to be offered.

Results January – March 2008 TELESP  13

CONSOLIDATED INCOME STATEMENTS

FOR THE PERIODS ENDED ON MARCH 31, 2008 AND DECEMBER 31, 2007

Unaudited (Million reais)

	Quarterly numbers			Variations (% )
	1Q08	4Q07	1Q07	1Q08 vs 4Q07	1Q08 vs 1Q07
Gross operating revenue	5,556.8	5,266.8	5,340.8	5.5	4.0
Monthly subscription fee	1,382.7	1,360.0	1,448.3	1.7	(4.5)
Installation charge	30.7	30.9	24.9	(0.8)	23.1
Local Service	617.9	627.4	813.9	(1.5)	(24.1)
DL D	947.5	755.0	824.7	25.5	14.9
Fixed-to-mobile revenues	1,066.4	1,026.3	1,001.7	3.9	6.5
IL D	35.9	30.8	37.7	1 6.5	(4.9)
Interconnection	109.3	104.1	103.1	5.1	6.1
Public telephony	112.7	149.3	111.3	(24.5)	1.3
Data transmission	870.6	824.4	690.6	5.6	26.1
Infrastructure rental	81.3	87.5	75.6	(7.1)	7.5
Pay TV	67.5	50.5	N.A.	33.8	N.A.
Others	234.2	220.5	209.0	6.2	12.1
Deductions	(1,713.1)	(1,530.2)	(1,634.2)	12.0	4.8
Net operating revenues	3,843.7	3,736.5	3,706.6	2.9	3.7
Operating expenses	(2,320.9)	(2,218.0)	(2,129.9)	4.6	9.0
Personnel expenses	(216.9)	(265.1)	(229.8)	(18.2)	(5.6)
General and administrative expenses	(1,854.7)	(1,837.8)	(1,723.4)	0.9	7.6
Supplies	(43.0)	(42.1)	(35.8)	2.0	20.1
Outsourcing expenses	(733.8)	(730.2)	(697.5)	0.5	5.2
Interconnection expenses	(961.3)	(950.6)	(902.5)	1.1	6.5
Other expenses	(116.7)	(114.9)	(87.7)	1.6	33.1
Taxes	(109.6)	(103.9)	(110.6)	5.4	(0.9)
Provisions	(132.7)	(164.8)	(140.5)	(19.5)	(5.6)
Investment gains (losses)	8.9	1.7	(1.5)	N.A.	N.A.
Other operating revenues / (expenses)	(15.9)	151.9	76.0	N.A.	N.A.
Earnings before interest taxes, depreciation and amortization - E B ITDA	1,522.8	1,518.5	1,576.6	0.3	(3.4)
Depreciation and amortization	(692.9)	(692.5)	(671.0)	0.0	3.3
Financial result	(61.6)	(71.5)	(85.8)	(13.8)	(28.1)
Interest on the company's net worth	0.0	(421 .0)	0.0	N.A.	N.A.
Operating income	768.3	333.5	819.8	N.A.	(6.3)
Non-operating revenues (expenses)	12.9	6.6	101.3	95.9	(87.3)
Income before income tax and social contribution	781.2	340.1	921.1	N.A.	(15.2)
Income tax	(216.2)	(82.3)	(240.6)	N.A.	(10.2)
Social contribution	(74.7)	(37.3)	(87.7)	N.A.	(14.8)
Income before company's net worth reversion	490.3	220.4	592.8	N.A.	(17.3)
Income on company's net worth reversion	0.0	421.0	0.0	N.A.	N.A.
Net Income	490.3	641.4	592.8	(23.6)	(17.3)

Note: For a better presentation of the Operating Revenues to the market and the regulator (ANATEL), there were reclassifications in the values presented in the 1Q07. The main reclassifications happened in Long Distance, Public Telephony and Fixed-to-Mobile Revenues.

Results January – March 2008 TELESP  14

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2008 AND DECEMBER 31, 2007

Unaudited (Million reais)

	MARCH/2008	DECEMBER/2007	% VAR
ASSETS
Current assets	5,165.0	5,202.3	(0.7)
Cash and cash equivalents	897.8	933.3	(3.8)
Cash and bank accounts	0.7	584.6	(99.9)
Financial investments	897.1	348.6	N.A.
Accounts receivable from customers	3,666.1	3,565.6	2.8
Allowance for doubtful accounts	(825.6)	(733.6)	12.5
Recoverable taxes	1,046.2	1,118.0	(6.4)
Loans and financial investments	6.3	5.4	15.5
Supply and maintenance inventories	125.6	125.0	0.5
Recoverable prepaid expenses	52.9	42.3	25.1
Receivables from associated companies	97.8	75.7	29.3
Other assets	97.9	70.5	38.8

Non-Current Assets	13,479.7	13,722.4	(1.8)
Long-term assets	1,268.3	1,225.9	3.5
Recoverable taxes	543.0	539.4	0.7
Loans and financial investments	23.9	11.6	N.A.
Bail of legal proceedings	565.0	534.9	5.6
Receivables from associated companies	23.6	25.6	(7.9)
Other assets	112.8	114.4	(1.4)
Investments	1,101.0	1,115.3	(1.3)
Goodwill	919.4	937.7	(2.0)
Other Investments	181.6	177.6	2.3
Net Permanent Assets	10,084.9	10,280.7	(1.9)
Net Intangible	802.6	861.6	(6.8)
Diferred	223.0	238.9	(6.7)
Total Assets	18,644.8	18,924.6	(1.5)

LIABILITIES
Current liabilities	5,114.5	5,775.1	(11.4)
Loans and financing	431.1	793.8	(45.7)
Debentures	12.3	12.4	(0.1)
Suppliers	1,709.7	1,846.2	(7.4)
Consignments	136.0	162.0	(16.1)
Taxes	1,012.8	908.3	11.5
Dividends and interest on capital	993.8	997.0	(0.3)
Accrual for contingencies	164.2	115.9	41.7
Payroll and related charges	217.9	264.8	(17.7)
Unrealized Losses on Derivatives Operations	80.7	357.2	(77.4)
Payables to associated companies	41.8	44.9	(6.9)
Other liabilities	314.3	272.6	15.3

Non-Current Liabilities	3,134.6	3,244.3	(3.4)
Long-term liabilities	3,128.0	3,235.6	(3.3)
Loans and financing	886.0	1,003.0	(11.7)
Debentures	1,500.0	1,500.0	0.0
Taxes	39.0	38.6	1.0
Provisions	537.6	525.4	2.3
Provisions for the pension plans	98.2	95.4	2.9
Other obligations	67.2	73.1	(8.1)
Results of future fiscal years	6.6	8.7	(25.0)

Shareholders' equity	10,395.6	9,905.2	5.0
Capital Stock	6,575.2	6,575.2	0.0
Capital reserves	2,670.6	2,670.5	0.0
Profit Reserves	659.6	659.6	0.0
Retained earnings	490.3	0.0	N.A.
Total liabilities	18,644.8	18,924.6	(1.5)

Results January – March 2008 TELESP  15

OPERATING DATA

Consolidated data

		Acumulated Analysis					Quarterly Analysis
		MARCH/08		MARCH/07		% VAR	1Q08		4Q07		% VAR
Capital Expenditure (Economic)	R$ MM	413.0		351.3		17.6	413.0		663.0		(37.7)
Network
Installed Lines (switching)		14,577,917		14,439,391		1.0	14,577,917		14,553,901		0.2
Installed Lines - Gain		24,016		20,833		15.3	24,016		37,377		(35.7)
Lines in Service		11,931,882		12,039,430		(0.9)	11,931,882		11,965,285		(0.3)
Residential		8,851,187		8,985,596		(1.5)	8,851,187		8,884,344		(0.4)
Non-residential		1,700,846		1,735,240		(2.0)	1,700,846		1,711,953		(0.6)
Trunk Lines 1/		763,716		718,725		6.3	763,716		754,395		1.2
Public Lines		250,314		250,396		(0.0)	250,314		250,335		(0.0)
Internally used and test lines		365,819		349,473		4.7	365,819		364,258		0.4
Lines in Services - Gain		(33,403)		(73,601)		(54.6)	(33,403)		(59,287)		(43.7)
Average Lines in Service	(ALIS)	11,940,652		12,061,867		(1.0)	11,940,652		12,000,996		(0.5)
ADSL 2/		2,165,980		1,689,325		28.2	2,165,980		2,067,965		4.7
Pay TV 3/		281,684		N.A.		N.A.	281,684		230,907		22.0

Traffic
Local Minutes - Registered	(min 000)	13,463,208		12,805,659	4/	5.1	13,463,208		14,161,931		(4.9)
Local Minutes - Exceeding	(min 000)	7,369,245		7,767,151	4/	(5.1)	7,369,245		7,702,899		(4.3)
Domestic Long Distance 5/	(min 000)	2,918,812		3,104,561		(6.0)	2,918,812		2,979,448		(2.0)
International Long Distance	(min 000)	21,145		21,507		(1.7)	21,145		21,819		(3.1)
Monthly traffic per ALIS
Local - Minutes	(min)	376		354		6.2	376		393		(4.5)
DLD	(min)	81		86		(5.0)	81		83		(1.5)
ILD	(min)	0.6		0.6		(0.7)	0.6		0.6		(2.6)

Others
Employees		7,771	6/	8,054		(3.5)	7,771	6/	7,720	6/	0.7
LIS per Employee 7/		1,814		1,705		6.4	1,814		1,818		(0.2)
Monthly Net Op. Revenue per ALIS	(R $)	107.3		102.4		4.8	107.3		103.8		3.4
Telephone Density (per 100 inh.)		29.0		29.6		(0.6)p.p.	29.0		29.1		(0.1)p.p.

1/	Includes ISDN clients.
2/	Includes MMDS and ADSL clients.
3/	Includes TV clients via Satellite and MMDS.
4/	The company adopted a conversion criteria of 1 pulse to 2 minutes.
5/	Includes intra-state and inter-state traffic (fixed-to-fixed and fixed-to-mobile).
6/	Includes Lightree Participações S.A.’s employees.
7/	End of period data. Includes broadband clients.

Results January – March 2008 TELESP  16

TARIFFS - FIXED LINE SERVICES

LOCAL SERVICE TARIFFS

(R$ - including taxes)

Date	Installation Charge	Monthly Subscription Fee			Public Telephone		Local Pulse	Local Minute
		Residential	Non-residential	Trunk Line	Local Token	Credit		Basic	PASOO
Jun 30, 2003	89.8	30.4	49.6	49.6	0.093	0.093	0.117
Sep 12, 2003	69.7	31.1	46.9	46.9	0.095	0.095	0.120
Jul 02, 2004	64.2	33.5	50.4	50.4	0.102	0.102	0.129
Sep 01, 2004	73.1	34.5	54.4	54.4	0.105	0.105	0.133
Nov 01, 2004	82.1	35.6	58.3	58.3	0.108	0.108	0.137
Jul 03, 2005	88.0	38.1	62.5	62.5	0.117	0.117	0.147
Jul 14, 2006	106.8	38.0	65.1	65.1	0.116	0.116	0.147	0.096	0.037
Jul 20, 2007	109.16	38.80	66.55	66.55	0.1185	0.1185	0.14995	0.09767	0.03747

DLD TARIFFS

(R$ - including taxes, per minute, normal rates, without discounts)

	D1	D2	D3	D4
Date	(up to 50km)	(50 to 100km)	(100 to 300km)	(over 300km)
Jun 30, 2003	0.124	0.198	0.272	0.397
Sep 12, 2003	0.127	0.203	0.278	0.382
Jul 02, 2004	0.133	0.213	0.292	0.400
Sep 01, 2004	0.144	0.230	0.316	0.397
Nov 01, 2004	0.155	0.248	0.340	0.394
Jul 03, 2005	0.155	0.248	0.340	0.414
Jul 20, 2006	0.143	0.221	0.310	0.414
Jul 20, 2007	0.14563	0.22417	0.32044	0.41412

INTERCONNECTION TARIFFS

(R$ - including taxes, per minute, without discounts)

Date	Fixed-to-Fixed		Fixo-Móvel VUM
	TU-RL	TU-RIU
Feb 08, 2003			0.3192-0.3902
Jun 30, 2003	0.058	0.114
Sep 12, 2003	0.052	0.102
Feb 11, 2004			0.34990-0.41640
Jul 02, 2004	0.047	0.106
Sep 01, 2004	0.049	0.112
Nov 01, 2004	0.052	0.118
Jun 12, 2005			0.36564-0.43513
Jul 03, 2005	0.045	0.121
Jan 01, 2006	0.036	0,095(*)
Mar 31, 2006
Jul 14, 2006	0.035
Jul 20, 2006	0.028	0,10185(*)
Jul 20, 2007	0.029	0,10185(*)	0.37387-0.44493
(*) Average of the 4 time-periods.

FIXE-TO-MOBILE TARIFFS

(R$ - including taxes, per minute, without discounts)

Fixed-to-Mobile
VC-1	VC-2	VC-3
0.5687-0.6360	1.265	1.439
0.6085-0.6805	1.354	1.540
0.65714-0.73486
	1.462	1.663
0.67875-0.75903	1.50990	1.71798

Note a) Effective from July 20, 2007, the maximum net tariffs of Local Services, through ANATEL's Edict #66,028 of July 17, 2007, had an adjustment of 2.21% throughout the sectors 31, 32 and 34, incorporating the productivity gain of 0.68%, according to the foreseen rules in the Concession Agreement. Exceptionally, the implementation of the tariff adjustment was postponed to October 1, 2007, until the conversion process from pulses to minutes was totally ended.

Note b) Effective from July 20, 2007, the maximum net tariffs of Domestic Long Distance Services, through ANATEL's Edict #66,031 of July 17, 2007, had an average adjustment of 2.21% throughout the sectors 31, 32 and 34, incorporating the productivity gain of 0.68%, according to the foreseen rules in the Concession Agreement.

Note c) Effective from July 20, 2007, the calls related to the Mobile Personal Service - SMP, in the modalities VC-1, VC-2 and VC-3, through ANATEL's Edict #66,029 of July 17, 2007, had an adjustment of 3.29%. This service starts to have the same date-base of readjustment of Local and Domestic Long Distance Services, in other words, June 01, 2007 for future readjustments.

Results January – March 2008 TELESP  17

LOANS AND FINANCING

(in thousand of reais)

March 2008
	Currency	Interest Rate	Due Date	Short-term	Long-term	Total
Loans in local currency BNDES Loan	UR TJLP	TJLP + 3.73%	UNTIL 2015	9,349.0	800,795.0	810,144.0
Mediocrédito	US$	1.75%	2014	5,349.0	26,304.0	31,653.0
Loans in foreign currency (*)			UNTIL 2009	416,410.0	58,929.0	475,339.0
Bonds	R$	CDI + 0.35%	UNTIL 2010	12,342.0	1,500,000.0	1,512,342.0

Total				443,450.0	2,386,028.0	2,829,478.0

(*)	COMPOSITION OF THE LOANS IN FOREIGN CURRENCY

(in thousand of reais)

March 2008
Consolidated	Currency	Interest Rate	Principal	Interest	Balance
Resolution 2770	US$	8.6%	2,961.0	62.0	3,023.0
Resolution 2770	JPY	0.5% a 5.78%	268,511.0	3,548.0	272,059.0
Resolution 2770	EUR	5.74%	68,505.0	667.0	69,172.0
Untied Loan - JBIC	JPY	LIBOR + 1.25%	130,561.0	524.0	131,085.0

CONSOLIDATED SCHEDULE OF LONG-TERM OBLIGATIONS

(in thousand of reais)

March 2008
Year	Amount
2009	61,559.0
2010	98,687.0
2011	165,420.0
FROM 2012 ON	560,362.0

TOTAL	886,028.0

Results January – March 2008 TELESP  18

DISCLAIMER

This document contains statements that constitute forward-looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward-looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this presentation. The Company undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Company’s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company’s Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Brazilian Market Regulator.

For additional information, please contact:

Investor Relations

Rua Martiniano de Carvalho, 851 – 17th Floor

01321-001 - São Paulo - Brazil

Tel.: +55 11 3549 7200 / 7201

Fax: +55 11 3549 7202

ri.telefonicabr@telefonica.com.br

www.telefonica.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: April 25, 2008	By:	/s/ Norair Ferreira do Carmo
	Name:	Norair Ferreira do Carmo
	Title:	Investor Relations Director